UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gmarket Reports 35% Increase in 3Q07 GMV to US$848 Million
SIGNATURES

Gmarket Reports 35% Increase in 3Q07 GMV to US$848 Million
Seoul, South Korea, October 12, 2007 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today that its gross merchandise value (“GMV”) totaled 775.6 billion Won (approx. US$848.2 million) for the third quarter of 2007, representing a 35% increase over the third quarter of 2006. GMV is defined as the total value of all items sold on an e-commerce marketplace. The Company plans to report its third quarter 2007 results and to hold a conference call with investors and analysts to discuss the third quarter 2007 results after the NASDAQ stock market closes on November 8, 2007 in New York (Friday, November 9, 2007 in Seoul).

	3Q 2007	3Q 2006	YoY Change	QoQ Change
GMV (Won)	775.6 billion	573.0 billion	35%	-0.6%
GMV (US$)	848.2 million	626.5 million	35%	-0.6%
The annual Korean thanksgiving holiday (“Chuseok”) took place on Tuesday, September 25 this year compared to Friday, October 6 in 2006. This reduced the effective number of online shopping days in third quarter 2007 by approximately four days compared to third quarter 2006. The three-day period including the day before and day after Chuseok are national holidays in Korea, resulting in a significant increase in travel out of Seoul and/or South Korea and in a reduction in business days. Consequently, the Company’s GMV during the seven-day period ending with the Chuseok holidays (i.e., September 20~26) was approximately one-third the size of the Company’s GMV during the preceding seven-day period (i.e., September 13~19). The Company’s GMV during the seven-day period immediately following Chuseok (i.e., September 27~October 4, excluding the additional national holiday that took place on October 3), however, was 8% greater than that of the seven-day period of September 13~19 (i.e., the period immediately preceding the week including the Chuseok holidays).
The Company’s top three product categories in terms of percentage of third quarter 2007 GMV were as follows: (1) computers and electronics: 35% (compared to 32% in the previous quarter and 29% in third quarter 2006), (2) clothing and accessories: 28% (compared to 34% in the previous quarter and 38% in third quarter 2006) and (3) food and child care products: 14% (compared to 13% in the previous quarter and 13% in third quarter 2006).
Notes: (1) The Dollar amounts provided in this release are based on the exchange rate of 914.50 Won to US$1.00, which is the noon buying rate in effect on September 30, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than Gmarket does. (3) The Company has re-classified its clothing and accessories product category to include, among other items, children’s clothing and sporting goods apparel in order to be consistent with the categorization utilized by the Korea National Statistical Office. Using the previous categorization, clothing and accessories comprised 25% of the Company’s third quarter 2007 GMV (compared to 30% in the previous quarter and 34% in third quarter 2006) and food and child care products comprised 16% of the Company’s third quarter 2007 GMV (compared to 15% in both the previous quarter and third quarter 2006).

ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com
FORWARD-LOOKING STATEMENTS
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Title:	Duckjun (D.J.) Lee
Name:	Chief Financial Officer

Date: October 12, 2007